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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                             (Amendment No. 1) *

                            National Processing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   637229 10 5
                             ----------------------
                                 (CUSIP Numbers)

                             David L. Zoeller, Esq.
                            National City Corporation
                             1900 East Ninth Street
                           Cleveland, Ohio 44114-3484
                                  216-575-2000

                                 With a copy to:

                             Dennis W. LaBarre, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                  216-586-3939
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   June 9, 1998
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D filed on May 16, 1997 (the "Schedule 13D"), which relates to the Common Stock, without par value (the "Common Stock"), of National Processing, Inc., an Ohio corporation (the "Company"). The principal offices of the Company are located at One Oxmoor Place, 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Prior to the Company's initial public offering of 7,475,000 shares of its Common Stock on August 14, 1996, the Company was a wholly-owned subsidiary of National City. Following consummation of the initial public offering, National City continued to own directly 43,100,000 shares of the Company's Common Stock, or approximately 85.2% of the outstanding Common Stock.

                  On May 2, 1997, National City announced its intent to acquire up to 2,000,000 additional shares of the Company's Common Stock in open market transactions in accordance with applicable federal and state laws and regulations. A copy of National City's press release announcing its intent to purchase the Common Stock was filed as an exhibit to the Schedule 13D and is incorporated herein by reference. On May 7, 1997, National City purchased 1,114,200 shares of Common Stock at a price of $9.125 per share, and on May 8, 1997, National City purchased 151,200 shares of Common Stock at a price of $8.850 per share.

                  On June 9, 1998, National City announced that although it is considering the possible acquisition of the remaining shares of outstanding Common Stock, it has not formulated the terms of any plans or proposals to acquire additional shares of Common Stock (other than its previously announced intent to acquire up to 2,000,000 shares of Common Stock), and no proposal has been made to the Company or its Board of Directors. A copy of National City's press release is filed as an exhibit hereto and incorporated herein by reference.

                  National City intends to review continuously its equity position in the Company. In an effort to partially offset the negative effects of margin pressure in its merchant card services business, the Company has implemented overhead reductions at the corporate and business line levels. National City intends to monitor these efforts, and, depending upon its future evaluations of the business prospects of the

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Company and upon other developments, including, without limitation, general economic and business conditions and money market and stock market conditions, National City may determine to increase or decrease its equity interest in the Company by acquiring additional or the remaining shares of outstanding Common Stock or by disposing of all or a portion of its holdings of Common Stock, subject to any applicable legal or other restrictions on its ability to do so.

                  Except as set forth herein, National City does not have any plans or proposals which would relate to or result in:

                  (a) The acquisition of additional securities of the Company or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors (other than a possible additional board member) or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure (except for the Company's previously-announced efforts to reduce overhead costs);

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) At the date hereof, National City has the sole power to vote and dispose of 44,365,400 shares of Common Stock. The Common Stock held by National City represents approximately 87.7% of the 50,575,000 shares of Common Stock outstanding as of April 11, 1998, based on the number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.

                  As of the date hereof, to the best of National City's knowledge, set forth below is information concerning the ownership of Common Stock by the individuals identified in Item 2 of the Schedule 13D:

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
                                               Number of Shares Held
                                               With Sole Voting and
       Name                                     Dispositive Power
       ----                                     -----------------

David A. Daberko                                        12,000
Vincent A. DiGirolamo                                    3,030
James R. Bell III                                        3,030
Gary A. Glaser                                           1,000
Jon L. Gorney                                              300
J. Christopher Graffeo                                   1,000
Jeffrey D. Kelly                                         1,000
William E. MacDonald III                                 2,000
Robert G. Siefers                                       10,000
Harold B. Todd, Jr.                                        500
Thomas A. Richlovsky                                       200
Edward B. Brandon                                        4,250
Duane E. Collins                                         2,500
Daniel E. Evans                                          1,000
Bernadine P. Healy                                         750
Joseph H. Lemieux                                        1,000
W. Bruce Lunsford                                        7,000
Robert A. Paul                                          20,000
William F. Roemer                                        5,000
                                                       -------

                  TOTAL                                 75,560

                  To the best of National City's knowledge, the aggregate shares of Common Stock owned by the individuals identified in Item 2 of the Schedule 13D represents less than 1% of the outstanding Common Stock and 1.2% of the outstanding Common Stock held by persons other than National City. Except as set forth herein, to the best of National City's knowledge, none of the individuals identified in Item 2 of the Schedule 13D has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

                  (c) National City has not effected any transactions in shares of Common Stock during the past 60 days.

                  To the best of National City's knowledge, the individuals identified in Item 2 of the Schedule 13D have not effected any transactions in shares of Common Stock during the past 60 days with the exception of Stephen A. Stitle who sold 1,000 shares on May 6, 1998.

                  National City anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. There are no agreements, understandings or arrangements between National City and any of its executive officers or directors with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

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                  (d) Except as stated herein, to the best of National City's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  (e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.3 --   Press Release of National City, dated June 9, 1998




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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 1998                    NATIONAL CITY CORPORATION


                                        By:     /s/ Robert G. Siefers
                                             -----------------------------------
                                        Name:  Robert G. Siefers
                                        Title: Vice Chairman and
                                               Chief Financial Officer

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                                     Annex 1
                                     -------

                  Set forth below are the names, titles and present principal occupations for each of the executive officers and directors of National City. The business address for each of the following individuals is 1900 East Ninth Street, Cleveland, Ohio 44114.

Name                                Title                                        Present Principal Occupation
----                                -----                                        ----------------------------

David A. Daberko                    Chairman of the Board and Chief              Chairman of the Board and Chief
                                    Executive Officer                            Executive Officer of National City

Richard F. Chormann                 Director & Vice Chairman                     Vice Chairman of National City

Vincent A. DiGirolamo               Vice Chairman                                Vice Chairman of National City

Robert G. Siefers                   Vice Chairman, Chief                         Vice Chairman and Chief
                                    Financial Officer                            Financial Officer of National City

James R. Bell III                   Executive Vice President                     Executive Vice President, Retail
                                                                                 Sales and Distribution Manager
                                                                                 of National City

Paul G. Clark                       Executive Vice President                     President and CEO of First of
                                                                                 America Bank, NA

Gary A. Glaser                      Executive Vice President                     Chairman, National City Bank

Thomas W. Golonski                  Executive Vice President                     President and Chief Executive Officer,
                                                                                 National City Bank of Pennsylvania

Jon L. Gorney                       Executive Vice President                     Executive Vice President, Information
                                                                                 Services & Operations of National
                                                                                 City

Christopher Graffeo                 Executive Vice President                     President and Chief Executive Officer,
                                                                                 National City Bank of Indiana

Jeffrey D. Kelly                    Executive Vice President                     Executive Vice President, Investments
                                                                                 of National City

William E. MacDonald III            Executive Vice President                     President and Chief Executive Officer,
                                                                                 National City Bank

Herbert R. Martens, Jr.             Executive Vice President                     Executive Vice President, Wealth Management
                                                                                 of National City and President and CEO of
                                                                                 NatCity Investments, Inc.

Robert J. Ondercik                  Executive Vice President                     Executive Vice President, Credit
                                                                                 Administration of National City

Harold B. Todd, Jr.                 Executive Vice President,                    Executive Vice President, Institutional
                                                                                 Trust & Investment Services of
                                                                                 National City

James P. Gulick                     Senior Vice President, General               Senior Vice President, General
                                    Auditor                                      Auditor of National City

Thomas A. Richlovsky                Senior Vice President, Treasurer             Senior Vice President, Treasurer of
                                                                                 National City

David L. Zoeller                    Senior Vice President, General               Senior Vice President, General
                                    Counsel & Secretary                          Counsel & Secretary of National City

Sandra Harden Austin                Director                                     President and CEO
                                                                                 Sedona Healthcare Group, Inc.



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                                                                               2

Name                                Title                          Present Principal Occupation
----                                -----                          ----------------------------

Jon E. Barfield                     Director                       Chairman and President of
                                                                   The Barfield Group

Edward B. Brandon                   Director                       Retired Chairman of the Board of
                                                                   Directors of National City

John G. Breen                       Director                       Chairman of the Board of Directors
                                                                   and Chief Executive Officer of The
                                                                   Sherwin-Williams Company

James S. Broadhurst                 Director                       Chairman and Chief Executive Officer
                                                                   of Eat'n Park Restaurants

John W. Brown                       Director                       Chairman, President and
                                                                   CEO of Stryker Corporation

Duane E. Collins                    Director                       President and Chief Executive Officer
                                                                   of Parker Hannifin Corporation

Daniel E. Evans                     Director                       Chairman of the Board of Directors
                                                                   and Chief Executive Officer of Bob
                                                                   Evans Farms, Inc.

Clifford L. Greenwalt               Director                       Retired President and CEO Central
                                                                   Illinois Public Service Company, Inc.

Bernadine P. Healy, M.D.            Director                       Professor of Medicine and Dean of
                                                                   Ohio State University College of
                                                                   Medicine

Dorothy A. Johnson                  Director                       President and CEO
                                                                   Council of Michigan Foundations

Joseph H. Lemieux                   Director                       Chairman and Chief Executive Officer
                                                                   of Owens-Illinois, Inc.

W. Bruce Lunsford                   Director                       Chairman of the Board of Directors,
                                                                   President and Chief Executive Officer
                                                                   of Vendor, Inc.

Robert A. Paul                      Director                       President and Chief Executive Officer
                                                                   of Ampco-Pittsburgh Corporation

William F. Roemer                   Director                       Retired Chairman of the Board of
                                                                   Directors and Chief Executive Officer
                                                                   of Integra Financial Corporation

Michael A. Schuler                  Director                       Chairman of the Board of Directors,
                                                                   President and Chief Executive Officer
                                                                   of Zippo Manufacturing Company

Stephen A. Stitle                   Director                       Chairman of the Board of National
                                                                   City Bank of Indiana

Morry Weiss                         Director                       Chairman of the Board of Directors
                                                                   and Chief Executive Officer of
                                                                   American Greetings Corporation